SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Smith & Wollensky Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

831758107
(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681977104	SCHEDULE 13G/A	Page 2 of 11 Pages

1)	NAME OF REPORTING PERSON
LaGrange Capital Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
13-4106878
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
527,673
6) SHARED VOTING POWER
0
7) SOLE DISPOSITIVE POWER
527,673
8) SHARED DISPOSITIVE POWER
0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
527,673
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%
12)	TYPE OF REPORTING PERSON
PN

CUSIP No. 681977104	SCHEDULE 13G	Page 3 of 11 Pages

1)	NAME OF REPORTING PERSON
LaGrange Capital Partners Offshore Fund, Ltd.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
110,777
6) SHARED VOTING POWER
0
7) SOLE DISPOSITIVE POWER
110,777
8) SHARED DISPOSITIVE POWER
0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
110,777
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%
12)	TYPE OF REPORTING PERSON
CO

CUSIP No. 681977104	SCHEDULE 13G	Page 4 of 11 Pages

1)	NAME OF REPORTING PERSON
LaGrange Capital Administration, L.L.C.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
73-1713931
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
638,450
6) SHARED VOTING POWER
0
7) SOLE DISPOSITIVE POWER
638,450
8) SHARED DISPOSITIVE POWER
0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
638,450
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%
12)	TYPE OF REPORTING PERSON
IA

CUSIP No. 681977104	SCHEDULE 13G	Page 5 of 11 Pages

1)	NAME OF REPORTING PERSON
Frank LaGrange Johnson
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER
638,450
6) SHARED VOTING POWER
0
7) SOLE DISPOSITIVE POWER
638,450
8) SHARED DISPOSITIVE POWER
0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
638,450
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%
12)	TYPE OF REPORTING PERSON
IN

Schedule 13G	Page 6 of 11 Pages

Item 1	(a).	Name of Issuer:

The Smith & Wollensky Restaurant Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1114 First Avenue New York, New York 10021

Item 2	(a).	Name of Persons Filing:

(i) LaGrange Capital Partners, L.P.

(ii) LaGrange Capital Partners Offshore Fund, Ltd.

(iii) LaGrange Capital Administration, L.L.C.

(iv) Frank LaGrange Johnson

(collectively, the “Reporting Persons” and each a “Reporting Person”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 1270 Avenue of the Americas, Suite 2200, New York, New York 10020.

Item 2	(c).	Citizenship:

(i) LaGrange Capital Partners, L.P. Delaware (ii) LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands (iii) LaGrange Capital Administration, L.L.C. Delaware (iv) Frank LaGrange Johnson USA

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2	(e).	CUSIP Number:

831758107

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

Page 7 of 11 Pages

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with ss.240.13d-1(b) (ii) (J)

Item 4.	Ownership.

	(i)	LaGrange Capital Partners, L.P.(1)

		(a)	Amount beneficially owned:

527,673

		(b)	Percent of class:

5.7%(2)

		(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

527,673

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

527,673

(iv) Shared power to dispose or to direct the disposition of:

0

(1)	The general partner of LaGrange Capital Partners, L.P. is LaGrange Capital Management, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C.

(2)	Percentages are based on 9,208,146 shares of Common Stock outstanding as of November 17, 2005 (as set forth on the Issuer’s Form 10-Q, filed on November 17, 2005 with the Securities and Exchange Commission).

Page 8 of 11 Pages

(ii)	LaGrange Capital Partners Offshore Fund, Ltd.(3)

	(a)	Amount beneficially owned:

110,777

	(b)	Percent of class:

1.2%(4)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

110,777

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

110,777

(iv) Shared power to dispose or to direct the disposition of:

0

(3)    The investment manager of LaGrange Capital Partners Offshore Fund, Ltd. is LaGrange Capital Administration, L.L.C., a limited liability company organized under the laws of Delaware. Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(4)    Percentages are based on 9,208,146 shares of Common Stock outstanding as of November 17, 2005 (as set forth on the Issuer’s Form 10-Q, filed on November 17, 2005 with the Securities and Exchange Commission).

(iii)	LaGrange Capital Administration, L.L.C.(5)

	(a)	Amount beneficially owned:

638,450

	(b)	Percent of class:

6.9%(6)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

638,450

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

638,450

(iv) Shared power to dispose or to direct the disposition of:

0
(5) Frank LaGrange Johnson is the sole member of LaGrange Capital Administration, L.L.C.

(6)    Percentages are based on 9,208,146 shares of Common Stock outstanding as of November 17, 2005 (as set forth on the Issuer’s Form 10-Q, filed on November 17, 2005 with the Securities and Exchange Commission).

Page 9 of 11 Pages

(iv)	Frank LaGrange Johnson

	(a)	Amount beneficially owned:

638,450

	(b)	Percent of class:

6.9%(7)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

638,450

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

638,450

(iv) Shared power to dispose or to direct the disposition of:

0

(7)    Percentages are based on 9,208,146 shares of Common Stock outstanding as of November 17, 2005 (as set forth on the Issuer’s Form 10-Q, filed on November 17, 2005 with the Securities and Exchange Commission).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 23, 2006

LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C., its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006

LaGrange Capital Partners Offshore Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C., its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006

LaGrange Capital Administration, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Page 11 of 11 Pages

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 23, 2006

LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C., its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006
LaGrange Capital Partners Offshore Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C., its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006

LaGrange Capital Administration, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of February 23, 2006

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson